10/6

09047084

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Klabin

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34628 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DATE : 10/7/09

082-34628

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2008 and 2007 and Independent Auditors' Report

AR/S
12-31-08

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 – São Paulo – SP
Brasil

Tel.: +55 (11) 5186-1000
Fax.: +55 (11) 5186-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Klabin S.A. and subsidiaries as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders' equity (Company), cash flows, and value added for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company's Management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Klabin S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations, the changes in their shareholders' equity (Company), their cash flows, and the values added in operations for the years then ended, in conformity with Brazilian accounting practices.

4. As mentioned in Note 2, in view of the changes in Brazilian accounting practices in 2008, the individual and consolidated financial statements for the year ended December 31, 2007, presented for comparative purposes, have been adjusted and are being restated as set forth in NPC 12 - Accounting Policies - Changes in Accounting Estimates and Errors.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 10, 2009

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Grandolpho
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais - R$)

		Company		Consolidated	
	Note	2008	2007	2008	2007
ASSETS			Adjusted		Adjusted
Current Assets					
Cash and banks		101,533	214,720	104,586	224,221
Short-term investments	4	1,130,024	1,861,343	1,190,591	1,874,420
Securities	4	407,521		407,521	
Accounts receivable					
. Trade accounts receivable		652,720	540,673	669,143	550,256
. Discounted export and trade receivables		(17,832)	(89,452)	(17,832)	(89,452)
. Allowance for doubtful accounts		(17,869)	(25,687)	(18,231)	(26,447)
. Subsidiaries	8	55,450	25,633		
Inventories	5	421,818	327,432	437,092	336,146
Recoverable taxes	6	322,113	64,317	326,969	66,516
Advances to suppliers - subsidiaries	8	57,208			
Prepaid expenses		12,464	12,356	12,477	12,421
Prepaid expenses - Company	8	18,790	15,473	18,790	15,473
Other receivables		44,983	61,324	49,313	54,267
Total Current Assets		3,188,923	3,008,132	3,180,419	3,017,821
Noncurrent Assets					
Subsidiaries	8	5,495	7,112	2,125	
Deferred income tax and social contribution	7	311,832	69,203	314,062	70,786
Escrow deposits	12	78,598	83,495	79,793	84,574
Recoverable taxes	6	206,514	367,482	206,514	367,482
Prepaid expenses		5,105	6,574	5,105	6,574
Other receivables		92,637	50,099	98,798	56,218
Investments					
. Subsidiaries	9	600,334	360,535	10	311
. Other		8,690	8,504	8,690	8,504
Property, plant and equipment	10	3,700,792	3,663,692	4,299,443	4,107,957
Intangible assets		47,241	58,155	47,241	58,155
Total Noncurrent Assets		5,057,238	4,674,851	5,061,781	4,760,561
Total Assets		**8,246,161**	**7,682,983**	**8,242,200**	**7,778,382**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais - R$)

		Company		Consolidated	
	Note	2008	2007	2008	2007
LIABILITIES AND SHAREHOLDERS' EQUITY			Adjusted		Adjusted
Current Liabilities					
Loans and financing	11	479,262	243,309	479,262	243,309
Suppliers, contractors and carriers		209,916	364,647	215,546	373,463
Taxes payable		38,115	41,009	42,152	42,483
Provision for income tax and social contribution			29,209	764	31,125
Salaries, vacation and related taxes		58,666	67,746	59,661	69,350
Dividends payable			120,002		120,002
Subsidiaries	8	51,030	52,062	1,816	1,566
Other payables		42,027	45,697	44,167	45,686
Total Current Liabilities		879,016	963,681	843,368	926,984
Noncurrent Liabilities					
Loans and financing	11	4,971,637	3,862,226	4,971,637	3,862,226
Deferred income tax and social contribution	7	2,292	5,444	2,292	5,444
Reserve for contingencies	12	64,193	49,922	64,193	49,922
Other payables and provisions		82,008	88,119	85,721	91,850
Total Noncurrent Liabilities		5,120,130	4,005,711	5,123,843	4,009,442
Minority interest				27,974	128,365
Shareholders' Equity					
Capital	13	1,500,000	1,500,000	1,500,000	1,500,000
Capital reserves		84,491	84,574	84,491	84,574
Revaluation reserve		81,016	83,117	81,016	83,117
Profit reserves		661,627	1,125,883	661,627	1,125,883
Valuation adjustments to shareholders' equity		(309)	(6,282)	(309)	(6,282)
Treasury shares		(79,810)	(73,701)	(79,810)	(73,701)
Total Shareholders' Equity		2,247,015	2,713,591	2,247,015	2,713,591
Total Liabilities and Shareholders' Equity		**8,246,161**	**7,682,983**	**8,242,200**	**7,778,382**

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais - R$, except per share data)

		Company		Consolidated	
	Note	2008	2007	2008	2007
			Adjusted		Adjusted
Gross sales					
Sale of products		3,691,511	3,341,081	3,714,242	3,365,195
Taxes and unconditional discounts		(602,571)	(555,592)	(617,662)	(568,753)
Net sales		3,088,940	2,785,489	3,096,580	2,796,442
Cost of sales		(2,472,127)	(2,132,896)	(2,286,667)	(1,870,122)
Gross profit		616,813	652,593	809,913	926,320
Operating expenses					
Selling		(315,988)	(261,680)	(318,333)	(264,241)
General and administrative		(180,884)	(176,621)	(185,727)	(180,795)
Other, net	14	17,793	3,026	19,246	(7,147)
		(479,079)	(435,275)	(484,814)	(452,183)
Equity in subsidiaries	9	170,105	231,959	(238)	(200)
Income from operations before financial income (expenses)		307,839	449,277	324,861	473,937
Financial income (expenses)	15	(907,598)	349,997	(905,208)	350,902
Income (loss) from operations before income tax and social contribution		(599,759)	799,274	(580,347)	824,839
Income tax and social contribution	7				
. Current			(139,600)	(10,198)	(150,176)
. Deferred		251,113	(56,051)	251,113	(56,051)
		251,113	(195,651)	240,915	(206,227)
Income (loss) before minority interest		(348,646)	603,623	(339,432)	618,612
Minority interest				(9,214)	(14,989)
Net income (loss)		**(348,646)**	**603,623**	**(348,646)**	**603,623**
Earnings (loss) per thousand shares at yearend - R$		(387.05)	668.70		

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais - R$, except dividends per thousand shares)

		Capital reserves		Revaluation reserve	Profit reserves		Valuation adjustments to shareholders' equity			
	Capital	Tax incentives	Special Law 8200/91	Own assets	Legal	Bylaws		Treasury shares	Retained earnings	Total
Balances as of December 31, 2006, originally reported	1,100,000	893	83,986	85,220	111,951	1,104,600		(25,879)		2,460,771
Adjustments for first-time adoption of Law 11638/07 (note 2.2)									(3,620)	(3,620)
Balances as of December 31, 2006, adjusted	1,100,000	893	83,986	85,220	111,951	1,104,600		(25,879)	(3,620)	2,457,151
Income tax incentives		586							(586)	
Capital increase:										
. With reserves	400,000	(891)				(399,109)				
Realized revaluation reserve										
. Own assets				(2,103)					2,103	
Income tax on realization of revaluation reserve									(129)	(129)
Purchase of treasury shares								(47,822)		(47,822)
Net income originally reported									621,429	
Adjustments for first-time adoption of Law 11638/07 (note 2.2)									(17,806)	
Adjusted net income									603,623	603,623
Exchange rate changes on foreign investment							(6,282)			(6,282)
Allocation of income:										
. Interim dividends:										
. R$179.97 per thousand common shares									(57,019)	(57,019)
. R$197.97 per thousand preferred shares									(115,982)	(115,982)
. Proposed dividends:										
. R$124.84 per thousand common shares									(39,553)	(39,553)
. R$137.32 per thousand preferred shares									(80,449)	(80,449)
. Dividends of treasury shares						53				53
. Recognition of reserves					31,071	277,317			(308,388)	
Balances as of December 31, 2007	1,500,000	588	83,986	83,117	143,022	982,861	(6,282)	(73,701)		2,713,591
Income tax incentives		(83)							83	
Realized revaluation reserve:										
. Own assets				(2,101)					2,101	
Income tax on realization of revaluation									(799)	(799)
Purchase of treasury shares								(6,109)		(6,109)
Net loss									(348,646)	(348,646)
Exchange rate changes on foreign investment							5,973			5,973
Dividends paid with reserves:										
. R$121.71 per thousand common shares						(38,561)				(38,561)
. R$133.88 per thousand preferred shares						(78,434)				(78,434)
Absorption of losses						(347,261)			347,261	
Balances as of December 31, 2008	1,500,000	505	83,986	81,016	143,022	518,605	(309)	(79,810)		2,247,015

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2008	2007 Adjusted	2008	2007 Adjusted
Cash flows from operating activities:				
Net income (loss)	(348,646)	603,623	(348,646)	603,623
Items not requiring outlay of cash and cash equivalents:				
. Depreciation, amortization and depletion	390,636	225,136	403,698	243,892
. Loss (gain) on sale of assets	(2,296)	4,354	(2,163)	(11,905)
. Deferred income tax and social contribution	(251,113)	56,051	(251,113)	56,051
. Interest and exchange rate changes on loans and financing	1,113,429	(156,353)	1,113,429	(156,353)
. Payment of interest	(297,212)	(286,377)	(297,212)	(286,377)
. Equity in subsidiaries	(170,105)	(231,959)	238	200
. Gain on interest in investments	(48,952)		(48,952)	
. Minority interest			9,214	14,989
. Dividends received from subsidiaries	45,226	162,781		
. Reserve (reversal) for contingencies and other	12,487	1,277	15,375	(1,829)
Decrease (increase) in assets				
. Trade accounts receivable	(278,510)	(49,980)	(198,723)	(45,999)
. Inventories	(94,386)	(63,092)	(102,249)	(61,363)
. Recoverable taxes	(96,828)	(251,743)	(99,485)	(252,757)
. Prepaid expenses	(1,956)	(11,979)	(1,904)	(12,044)
. Other receivables	(15,514)	(45,333)	(37,186)	(19,504)
Increase (decrease) in liabilities				
. Trade accounts payable	(210,390)	103,677	(212,294)	93,253
. Taxes payable	(2,894)	18,027	(331)	18,244
. Income tax and social contribution	(24,676)	9,316	(26,779)	10,761
. Salaries, vacation and related taxes	(9,080)	4,790	(9,689)	4,868
. Other payables	(16,946)	41,684	(14,813)	41,895
Net cash provided by (used in) operating activities	**(307,726)**	**133,900**	**(109,585)**	**239,645**
Cash flows from investing activities:				
. Securities	(407,521)		(407,521)	
. Purchase of property, plant and equipment, net of recoverable taxes	(380,069)	(1,372,802)	(524,524)	(1,547,987)
. Increase in intangible assets	(7,414)	(58,000)	(7,414)	(58,000)
. Sale of assets	6,648		6,648	16,447
. Escrow deposits	7,617	8,962	7,501	8,955
. Capital contribution affecting cash	(48,124)	(20,684)		
. Other	6,043	2,576	6,043	2,575
Net cash used in investing activities	**(822,820)**	**(1,439,948)**	**(919,267)**	**(1,578,010)**
Cash flows from financing activities:				
. Borrowings	749,694	2,056,742	749,694	2,056,742
. Repayment of borrowings	(220,548)	(580,214)	(220,548)	(580,214)
. Capital contribution to subsidiaries by minority shareholders				7,781
. Purchase of treasury shares	(6,109)	(47,822)	(6,109)	(47,822)
. Acquisition of minority interest in subsidiaries			(60,652)	
. Dividends paid	(236,997)	(283,004)	(236,997)	(283,004)
. Other				(6,658)
Net cash provided by financing activities	**286,040**	**1,145,702**	**225,388**	**1,146,825**
Decrease in cash and cash equivalents	**(844,506)**	**(160,346)**	**(803,464)**	**(191,540)**
Cash and cash equivalents at beginning of year	2,076,063	2,236,409	2,098,641	2,290,181
Cash and cash equivalents at end of year	1,231,557	2,076,063	1,295,177	2,098,641
Decrease in cash and cash equivalents	**(844,506)**	**(160,346)**	**(803,464)**	**(191,540)**

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2008	2007 Adjusted	2008	2007 Adjusted
Revenues				
. Sale of products	3,844,061	3,475,953	3,866,792	3,500,090
. Allowance for doubtful accounts	(4,240)	(1,831)	(4,240)	(1,831)
	3,839,821	3,474,122	3,862,552	3,498,259
Inputs purchased from third parties				
. Cost of sales	(1,926,867)	(1,421,101)	(1,739,103)	(1,169,168)
. Materials, power, outside services, and other	(738,332)	(926,097)	(726,119)	(902,887)
	(2,665,199)	(2,347,198)	(2,465,222)	(2,072,055)
Gross value added	1,174,622	1,126,924	1,397,330	1,426,204
Retentions				
. Depreciation, amortization, and depletion	(390,636)	(225,136)	(403,698)	(243,892)
Value added created	783,986	901,788	993,632	1,182,312
Value added received in transfer				
. Equity in subsidiaries	170,105	231,959	(238)	(200)
. Minority interest			(9,214)	(14,989)
. Financial income, including exchange rate changes	300,513	638,337	306,472	648,038
	470,618	870,296	297,020	632,849
Value added for distribution	1,254,604	1,772,084	1,290,652	1,815,161
Value added distributed:				
Employees				
. Salaries and wages	274,575	269,423	276,147	272,862
. Benefits	63,183	59,688	68,491	66,181
. Severance pay fund (FGTS)	24,281	23,974	24,591	24,563
	362,039	353,085	369,229	363,606
Taxes and contributions				
. Federal	238,850	487,475	264,139	498,705
. State	38,191	64,018	38,191	76,667
. Municipal	7,172	2,968	7,172	2,968
	284,213	554,461	309,502	578,340
Third parties				
. Interest	445,043	240,155	441,701	242,992
. Other	763,068	20,760	769,979	26,600
	1,208,111	260,915	1,211,680	269,592
Shareholders				
. Dividends on net income		293,003		293,003
. Retained earnings (accumulated losses) for the year	(599,759)	310,620	(599,759)	310,620
	(599,759)	603,623	(599,759)	603,623
	1,254,604	1,772,084	1,290,652	1,815,161

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1. OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In prior years, the Parent company (Klabin S.A.) formed Special Purposes Entities (SCPs) for the specific purpose of raising funds from third parties to support reforestation projects. The Company, as a nominal partner in these SCPs, has contributed forest assets, composed basically of forests and land, by means of the granting of use, while the other investing shareholders have contributed cash to these companies. These SCPs entitle Klabin S.A. a preemptive right to acquire forest products at market price and conditions.

The Company also has ownership interests in other companies (notes 3 and 9), the operations of which are described below.

Expansion project

The MA 1100 Project was completed in the last quarter of 2008 with the delivery of the last equipment involved in the Project (Power Boiler - Biomass) and final interconnections made. Accordingly, the project is fully operational and has reached an advanced stage in the learning curve.

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

2.1. Preparation of financial statements

The financial statements have been prepared and are presented in conformity with Brazilian accounting practices and standards established by the Brazilian Securities and Exchange Commission (CVM) following criteria set forth in Brazilian Corporate Law (Law 6404/76) and amendments introduced by Law 11638/07 and Provisional Act 449/08, as follows:

a) Law 11638/07 and Provisional Act 449/08

On December 28, 2007, Law 11638 was enacted, altering the provisions of the Brazilian Corporate Law (Law 6404/76). This Law introduces several changes for the preparation of financial statements in conformity with International Financial Reporting Standards - IFRS, which are applicable to all companies incorporated as corporations and large companies, and allows the CVM to issue standards for public companies. Provisional Act 449, which has the force of a law, was enacted on December 3, 2008 and established the Transitional Tax Regime (RTT) for calculating taxable income, which addresses the tax adjustments resulting from the new accounting methods and criteria introduced by Law 11638/07, in addition to introducing some changes in Law 6404/76.

b) Standards issued by the CVM

During 2008, the CVM issued accounting regulations through its resolutions, which mainly consist of approval of accounting pronouncements issued by the Accounting Pronouncements Committee (CPC), with application mandatory for financial statements for the year ended December 31, 2008.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

2.2. First-time adoption of changes in accounting practices and their related effects

As a result of these new accounting pronouncements, the Company has declared its first-time adoption to fully comply with Law 11638/07 and standards issued by the CVM and Provisional Act (MP) 449/08 and established January 1, 2007 as its transition date ("date of transition"), using as its starting point the financial statements as of December 31, 2006. As a consequence of the utilization of the option provided for in CVM Resolution 565/08, which approved the pronouncement on first-time adoption of the said Law (CPC 13) and the Transitional Tax Regime (MP 449), the Company presented restated comparative financial statement amounts from prior periods (in this case, 2007) as if the new accounting practices had always been used. The effects on shareholders' equity as of the transition date and on net income for 2007 are as follows:

	Company and consolidated		
	Shareholders' equity as of 12/31/2006	Net income for 2007	Shareholders' equity as of 12/31/2007
Balances originally reported under Law 6404/76	2,460,771	621,429	2,741,299
Adjustments due to changes in accounting practices:			
. Preoperating expenses written off from deferred charges	(5,485)	(36,496)	(41,981)
. Exchange rate changes on foreign investment		6,282	
. Deferred income tax and social contribution	1,865	12,408	14,273
Balances restated under Law 11638/07 and MP 449/08	2,457,151	603,623	2,713,591

<u>Change in accounting practices</u>

The primary changes in accounting practices that affected the Company's financial statements are as follows:

a) Statements of cash flows and value added

Even though these statements are required by Brazilian Corporate Law only for 2008, the Company had already been preparing statements of cash flows and value added as part of its financial statements. Therefore, they are presented comparatively with the prior year even though such comparison is not required. Additionally, the presentation of the statement of changes in financial position is no longer required under said Law.

b) Intangible assets

A new group of accounts (intangible assets) was created under CPC 04, in which goodwill that the Company recorded under investments and third-party software recorded under deferred charges will be allocated. The Company did not identify through its analyses indications that the realizable value of these assets could be impaired as of December 31, 2008, as established by accounting pronouncement CPC 01 (impairment of assets).

c) Treatment of foreign subsidiaries

In order to comply with accounting pronouncement CPC 02, which stipulates that the substance of facts prevail over the legal form when qualifying a foreign entity as a branch, the Company evaluated the characteristics of its foreign subsidiaries (Klabin Limited and Klabin Trade) and is, therefore, presenting the operations of these subsidiaries in the Company's financial statements as if they were branches.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

d) Adjustment to present value

Law 11638/07 requires that long-term assets and liabilities be recorded at present value, and, if material, for certain other short-term assets and liabilities. In conformity with the criteria set forth in accounting pronouncement CPC 12, the Company calculated the present value of all long-term assets and liabilities and material short-term assets and liabilities (in this case, long-term taxes payable). In the case of short--term accounts, the effects identified were considered immaterial, and, therefore, no adjustment was recognized in the financial statements.

e) Financial instruments

According to criteria established in accounting pronouncement CPC 14, the Company is required to evaluate transactions involving financial instruments and calculate their fair value, recognizing the effect, depending on circumstances, in income (loss) for the year or shareholders' equity. However, this change in accounting practice did not have a material impact on the Company's financial statements (note 16).

f) Revaluation reserve

As permitted by Law 11638/07, the Company decided to maintain the existing balance, until the underlying assets' depreciation or realization.

g) Deferred charges

Pursuant to Provisional Act 449/08 and accounting pronouncement CPC 13, entries in this account group are no longer permitted; existing balances should be evaluated and reclassified to other account groups when applicable and preoperating costs entered in retained earnings as of the transition date or even kept in this group until completely amortized. The Company analyzed the assets recorded in this group and reclassified them in accordance with their characteristics to the respective accounts in property, plant and equipment or intangible assets. Preoperating expenses recognized up to the transition date (December 31, 2006) were recorded in retained earnings and those recognized prior to 2007 and 2008 were recorded in income (loss) for the respective years in which they were incurred and amortization previously recorded was reversed to income (loss) for the years (note 10). All of these adjustments were made net of taxes.

h) Nonoperating expenses (income)

"Nonoperating expenses (income)" account in the statement of operations is now shown under the caption "Operating expenses (income)" as required by MP 449/08.

2.3. Significant accounting practices

a) Short-term investments and securities

Short-term investments include highly-liquid investments and are stated at cost plus income earned through the balance sheet date, less a provision for adjustment to realizable value when applicable. These balances are shown as cash equivalents. Securities are characterized as available for sale and are stated plus income earned (statement of operations) and adjusted to fair value, when applicable (shareholders' equity).

b) Accounts receivable

Recorded at the nominal value of notes resulting from the sale of products. The allowance for doubtful accounts is recorded in an amount considered sufficient to cover possible losses on collection of receivables. The adjustment of these amounts to present value is not material due to the related realization period.

c) Inventories

Stated at average acquisition or production cost, lower than realizable values. Inventories of wood, logs, and logging forests are shown at their formation cost.

d) Other current assets and liabilities

Stated at cost or realizable and settlement values plus interest and charges earned or incurred, when applicable.

e) Investments

Represented by investments in subsidiaries accounted for under the equity method. Exchange rate changes on investment in foreign subsidiary are recognized as valuation adjustments to shareholders' equity.

f) Property, plant and equipment

Stated at acquisition or revalued cost, plus inflation adjustment through December 31, 1995. When revaluing certain assets of property, plant and equipment, based on appraisals carried out by expert companies as established by CVM Resolution 183/95, deferred income tax and social contribution were not recorded in noncurrent liabilities for periods before 1995 by companies merged into Klabin S.A. Therefore, the revaluation reserve recognized by Klabin S.A. as a result of the merger does not include these taxes. Financial charges are capitalized when incurred on construction in progress. Depreciation is calculated under the straight-line method at the rates described in note 10. Depletion of forests is based on the quantity of wood extracted and forests to be consumed.

g) Assets and liabilities denominated in foreign currency

Accounts receivable and payable denominated in a foreign currency are translated into Brazilian reais at the exchange rate prevailing at the balance sheet dates. Currency translation differences are recognized in the statement of operations.

h) Income tax and social contribution

Recorded based on taxable income and prevailing rates established by specific legislation. Deferred income tax and social contribution recorded in noncurrent assets and noncurrent liabilities arise from tax loss carryforwards and recognized income and expenses considered temporarily nondeductible for tax purposes or not taxed (note 7).

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

i) Accounting estimates

The preparation of financial statements requires Management to make estimates and assumptions to recognize certain assets and liabilities and other transactions, and record income and expenses for the years. Therefore, actual results could differ from these estimates. Reserves are recognized when the Company has a legal obligation as a result of a past event and, in the opinion of Management and its legal counsel, it is likely that funds will be required to settle the obligation. Reserves are recognized based on the best estimates of the risk involved, less any respective escrow deposits, when they exist.

j) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet dates less shares held in treasury (note 13 (a) and (b)).

k) Reclassification of property, plant and equipment

As reported in the interim financial statements for the first quarter of 2008, reclassifications have been made in the balance sheets as of December 31, 2007, presented for comparative purposes, in noncurrent assets and current liabilities, represented by a reduction in advances to suppliers of property, plant and equipment against trade accounts payable in the amount of R$203,713.

3. CONSOLIDATION OF FINANCIAL STATEMENTS

Criteria used were those established in Law 6404/76 and changes introduced by Law 11638/07 and Provisional Act 449/08, and standards issued by the CVM, among which are: (i) elimination of investments in subsidiaries, as well as equity in subsidiaries; (ii) elimination of income or losses from transactions entered into among consolidated companies, as well as the corresponding asset and liability balances; and (iii) the amount of minority interest in income and shareholders' equity is calculated and demonstrated separately.

The consolidated financial statements include Klabin S.A. and its subsidiaries as follows:

	Ownership interest - %	
Subsidiaries:	**2008**	**2007**
Klabin Argentina S.A. (direct and indirect ownership)	100	100
IKAPÊ Empreendimentos Ltda.	100	100
Klabin do Paraná Produtos Florestais Ltda.	100	100
Antas Serviços Florestais S/C Ltda.	100	100
Centaurus Holdings S.A.	100	100
Renascença Participações S.A.	100	100
Timber Holdings S.A.	100	
Special Purpose Entities:		
Paraná	96	93
Santa Catarina	92	95

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

4. SHORT-TERM INVESTMENTS AND SECURITIES

a) Short-term investments

Company	2008		2007	
	Balances	Annual average rate - %	Balances	Annual average rate - %
Local currency				
Exclusive investment funds			10,126	11.2
Bank certificate of deposit (CDB) (*)	1,069,028	14.0	1,071,098	11.3
Notes in Brazilian reais			171,572	10.6
Republic of Austria bonds (**)			572,696	8.4
	1,069,028		**1,825,492**	
Foreign currency				
Bank certificate of deposit (CDB)	60,996	1.6	35,851	5.2
	1,130,024		**1,861,343**	
Held in banks				
. In the country	1,069,028		1,081,224	
. Abroad	60,996		780,119	
	1,130,024		**1,861,343**	

Consolidated	2008		2007	
Local currency				
Exclusive investment funds			19,336	11.1
Bank certificate of deposit (CDB) (*)	1,129,547	14.0	1,103,721	11.3
Notes in Brazilian reais			171,572	10.6
Republic of Austria bonds (**)			572,696	8.4
	1,129,547		**1,867,325**	
Foreign currency				
Bank certificate of deposit (CDB)	61,044	1.6	7,095	5.2
	1,190,591		**1,874,420**	
Held in banks				
. In the country	1,129,547		1,123,057	
. Abroad	61,044		751,363	
	1,190,591		**1,874,420**	

(*) Following policies for use of funds, the Company has maintained its short-term investments in bank certificates of deposit (CDBs) with financial institutions that Management considers to be prime financial institutions.

(**) During the third quarter of 2008, the Company did not renew its short-term investments in Republic of Austria bonds, the balances of which were reinvested in CDBs with financial institutions where the Company already held investments.

b) Securities

At the end of 2008, Management redirected a portion of short-term investments to securities classified in current assets. These securities comprise Brazilian National Treasury Bills (LFTs), whose yield is linked to fluctuations in the SELIC interest rate. The balance for these securities, which Management classified as available-for-sale, was R$407,521 as of December 31, 2008. Original maturity dates run from December 2009 to 2010. Notwithstanding, there is an active market for these securities and their fair value is basically the amount adjusted by the interest rate curve.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

5. INVENTORIES

	Company		Consolidated	
	2008	2007	2008	2007
Finished products	168,880	106,490	172,009	110,330
Raw materials	111,604	106,783	123,903	110,782
Timber, logs, and forests for harvest	56,696	48,917	55,521	49,409
Fuel and lubricants	6,054	4,164	6,054	4,164
Maintenance materials	76,837	60,872	77,659	61,396
Other	1,747	206	1,946	65
	421,818	327,432	437,092	336,146

6. RECOVERABLE TAXES

	Consolidated			
	12/31/2008		12/31/2007	
	Current assets	Noncurrent assets	Current assets	Noncurrent assets
ICMS (State VAT)	53,126	139,677	33,841	170,663
PIS (tax on revenue)	21,919	12,152	224	35,190
COFINS (tax on revenue)	104,872	51,891	703	158,437
Income tax and social contribution	131,285		13,297	
Other	15,767	2,794	18,451	3,192
	326,969	206,514	66,516	367,482

In view of the expansion plan mentioned in note 1, the Company withheld taxes and contributions arising from purchases of fixed assets, as permitted by legislation for future offset.

Based on its plans and analyses, the Company's Management does not foresee risks in relation to the realization of these amounts.

PIS/COFINS shown in the current group will be offset against these same taxes payable during the year 2009, in accordance with Management's projections. These assets were basically held in noncurrent assets in 2007, due to the fact that offset went into effect after full recording of the respective fixed assets in assets (occurred in 2008). Income tax and social contribution relate to advances made during 2008 and they are held under current assets since they will be offset against taxes payable projected for 2009.

7. INCOME TAX AND SOCIAL CONTRIBUTION

a) Nature and expectations for realization or settlement of deferred taxes

Deferred income tax and social contribution recorded in the financial statements derive basically from temporarily nondeductible provisions and taxes challenged in courts, both assets and liabilities, in the Company and tax loss carryforwards in the Company and subsidiaries. Considering that it is difficult to precisely foresee the term for realization of deferred taxes, especially those related to temporarily nondeductible provisions and taxes challenged in courts, the Company's Management has decided to keep all deferred taxes classified as noncurrent. As of December 31, 2008, the effects of deferred tax assets and liabilities are as follows:

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Company		Consolidated	
	2008	2007	2008	2007
Nondeductible provisions	63,904	48,016	63,904	48,016
Write-off of deferred charges (adoption of RTT)	30,167	14,273	30,167	14,273
Taxes challenged in courts	4,044	6,289	4,044	6,289
Tax loss carryforwards	213,717	625	215,947	2,208
Noncurrent assets	**311,832**	**69,203**	**314,062**	**70,786**
Adjustment to present value (adoption of RTT)	2,046		2,046	
Income from variable-income investment		4,841		4,841
Other temporary differences	246	603	246	603
Noncurrent liabilities	**2,292**	**5,444**	**2,292**	**5,444**

In compliance with CVM Resolution 273/98 and Instruction 371/02, Management, based on the budget and business plan approved by the Board of Directors on December 10, 2008, estimates that the tax credits will be realized over the years from 2009 to 2012, as shown below:

	2008	
	Company	Consolidated
2009	40,022	40,022
2010	64,042	64,042
2011	93,844	93,844
2012	84,948	84,948
2013	13,894	13,894
2014 onwards	15,082	17,312
	311,832	314,062

b) Reconciliation of income tax and social contribution with the amounts resulting from applying the statutory rates to corporate income

	Company		Consolidated	
	2008	2007	2008	2007
Income (loss) before income tax and social contribution	**(599,759)**	**799,274**	**(580,347)**	**824,839**
Income tax and social contribution at the rate of 34%	203,918	(271,754)	197,318	(280,446)
Tax effect of primary permanent differences:				
Equity in subsidiaries	57,836	78,866	(81)	(68)
Loss of foreign company that cannot be offset (no effect on deferred income tax and social contribution)	(13,740)		(13,740)	
Difference in taxation - subsidiaries			54,982	76,953
Other effects	3,099	(2,763)	2,436	(2,666)
	251,113	**(195,651)**	**240,915**	**(206,227)**
Income tax and social contribution:				
. Current		(139,600)	(10,198)	(150,176)
. Deferred	251,113	(56,051)	251,113	(56,051)
Income tax and social contribution	**251,113**	**(195,651)**	**240,915**	**(206,227)**

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

8. RELATED-PARTY TRANSACTIONS

a) Related-party balances and transactions

								Company	
								2008	2007
	Klabin Argentina S.A. (i)	SCP (Paraná) (ii), (v), and (vi)	SCP (Santa Catarina) (ii), (v), and (vi)	Sogemar - Sociedade Geral de Marcas (iii)	Monteiro Aranha S.A. (iii)	Klabin Irmãos & Cia. (iv), and (vii)	Other	Total	Total
Balances									
Current assets	23,788	74,752	14,118			18,790		**131,448**	**41,106**
Noncurrent assets						2,125	3,370	**5,495**	**7,112**
Current liabilities		14,919	34,282	1,293	265		271	**51,030**	**52,062**
Transactions									
Sales revenues	43,269							**43,269**	**47,056**
Purchases		86,639	113,394					**200,033**	**282,850**
Guarantee commission expense						35,921		**35,921**	**22,731**
Royalty expenses				17,325	3,550		2,786	**23,661**	**20,480**
Other revenues						2,189		**2,189**	

(i) Balance receivable for transactions entered into under usual market prices and conditions.
(ii) Purchase of timber made under usual market prices and conditions.
(iii) Licensing for use of brand.
(iv) Prepaid expense for guarantee commission on balance of BNDES financing due at the rate of 1% semiannually.
(v) Supply of seedlings, seeds and services under usual market prices and conditions.
(vi) Advance for future supply of timber.
(vii) Other.

b) Management compensation

	Company and consolidated					
	Current		Noncurrent		Total compensation	
	2008	2007	2008	2007	2008	2007
. Board of Directors/Supervisory Board	12,450	12,447			12,450	12,447
. Company Officers	7,655	12,890	797	887	8,452	13,777
	20,105	25,337	797	887	20,902	26,224

Management compensation includes fees for respective Boards as well as fees and variable compensation of the Company Officers. Noncurrent benefits relate to contributions made by the Company to a pension plan.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

9. INVESTMENTS IN SUBSIDIARIES

a) Changes	Klabin Argentina S.A.	Centaurus Holding S.A.	Timber Holding S.A.	SCP (Paraná)	SCP (Santa Catarina)	Other	Total
As of December 31, 2006	**30,010**	**1**		**157,621**	**29,787**	**8,304**	**225,723**
Acquisition and capital contribution		20,684		29,643	11,625	9,964	71,916
Income received				(62,461)	(100,320)		(162,781)
Equity in subsidiaries	1,562			120,077	111,409	(1,089)	231,959
Exchange rate changes on foreign investment	(6,282)						(6,282)
As of December 31, 2007	**25,290**	**20,685**		**244,880**	**52,501**	**17,179**	**360,535**
Acquisition and capital contribution		18,988	36,340			4,726	60,054
Write-off						(59)	(59)
Income received				(25,886)	(19,340)		(45,226)
Capital gain on change in equity interest (*)				21,674	27,278		48,952
Equity in subsidiaries	4,067	(13)	(154)	68,589	98,872	(1,256)	170,105
Exchange rate changes on foreign investment	5,973						5,973
As of December 31, 2008	**35,330**	**39,660**	**36,186**	**309,257**	**159,311**	**20,590**	**600,334**

b) Information as of December 31, 2008	Klabin Argentina S.A.	Centaurus Holding S.A.	Timber Holding S.A.
Capital	25,749	1,698	36,341
Total shareholders' equity	35,806	39,660	36,186
Common shares (thousands)	20,349	105	3,634

(*) Resulted from concentration of operations with special purpose entities carried out at the end of 2008 (note 14).

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

10. PROPERTY, PLANT AND EQUIPMENT

				2008	2007
a) Company	Annual depreciation rate %	Revalued cost	Accumulated depreciation and depletion	Net	Net
Land		178,379		178,379	149,413
Buildings and construction	4	663,735	(219,878)	443,857	410,838
Machinery and equipment and fixtures	5 to 20	4,675,505	(2,176,704)	2,498,801	1,143,535
Construction in progress		141,870		141,870	1,582,236
Forests and reforestation	(*)	455,517	(149,574)	305,943	207,683
Other	4 to 20	314,021	(182,079)	131,942	169,987
		6,429,027	(2,728,235)	3,700,792	3,663,692
b) Consolidated					
Land		329.429		329.429	259.588
Buildings and construction	2 to 4	675,716	(222,777)	452,939	409,378
Machinery and equipment and fixtures	5 to 20	4,704,256	(2,194,897)	2,509,359	1,035,392
Construction in progress		141,911		141,911	1,592,576
Forests and reforestation	(*)	879,988	(149,574)	730,414	522,171
Other	4 to 20	319,045	(183,654)	135,391	288,852
		7,050,345	(2,750,902)	4,299,443	4,107,957

(*) Depletion calculated and amortized based on extraction of timber.

Depreciation and depletion for the year were substantially allocated to cost of production.

As of December 31, 2008, the balance of construction in progress relates to projects: (i) for technological modernization of industrial units in the packaging segment, (ii) a harvesting system for the forest segment; and (iii) current investments in ongoing operations of the Company.

Reclassification as a result of the effects of Law 11638/07 and MP 449/08

As mentioned in note 2.2 (g), the Company revalued the characteristics of assets that were originally recorded in deferred charges and, complying with accounting pronouncement CPC 13, reclassified the amount of R$36,395 to property, plant and equipment in 2008 (R$67,117 in 2007 and R$49,150 in 2006). The balance that remained in deferred charges related to preoperating expenses was written off against income in the respective years (note 2.2).

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

11. LOANS AND FINANCING

	Indexed to/Annual interest - %	Company and consolidated			
				2008	2007
		Current	Noncurrent	Total	Total
In local currency					
. BNDES - MA1100 Project	TJLP + 2	133,828	1,612,384	1,746,212	1,395,183
. BNDES - Other projects	TJLP + 4.5	54,280	174,298	228,578	248,892
. Export credit	96 to 103 of CDI	172,985	165,039	338,024	160,821
. Working capital	CDI + 0.56 to 106.1 of CDI	34,210	100,000	134,210	229,326
. Other	1 to 8.7	890	39,877	40,767	29,122
		396,193	2,091,598	2,487,791	2,063,344
In foreign currency (*)					
. Property, plant and equipment	Exchange rate change + 6.8	2,190	8,274	10,464	7,008
. Export prepayments	Exchange rate change + 2.2 to 6.6	45,829	2,097,587	2,143,416	1,590,857
. Other	Exchange rate change + 7.3 to 8.1	35,050	774,178	809,228	444,326
		83,069	2,880,039	2,963,108	2,042,191
		479,262	**4,971,637**	**5,450,899**	**4,105,535**

(*) In U.S. dollars

Noncurrent maturities:

2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total noncurrent
727,144	724,728	923,655	977,648	679,964	513,542	235,546	5,746	4,870	61,060	117,734	**4,971,637**

Guarantees

BNDES (National Bank for Economic and Social Development) financing is guaranteed by land, buildings, improvements, machinery, equipment, and fixtures of factories in Correia Pinto - SC and Monte Alegre - PR, as well as the sureties of majority shareholders.

Export credit, export prepayment, and working capital loans are not guaranteed by real assets.

BNDES

In 2006, the Company entered into an agreement with the BNDES for financing of the MA1100 Project (note 1) in the total amount of R$1,743,651. This agreement has a grace period for the repayment of principal, which will start in the second half of 2009, with monthly repayments. Interest is being paid on a quarterly basis. The amount of R$1,700,158 had been disbursed up to December 31, 2008, R$298,204 of which was disbursed in 2008.

Export financing

The Company has obtained from banks U.S. dollar-denominated export financing loans to be settled mainly through exports, from 2011 to 2020. Borrowings totaled R$267,101 in 2008.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

12. RESERVE FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and the opinion of their legal counsel, the Company and its subsidiaries recorded, in noncurrent liabilities, reserves for probable losses, as shown below:

	Company and consolidated					
			2008			2007
Contingencies	Escrow Deposits	Accrued Amount	Net Liability	Escrow Deposits	Accrued Amount	Net Liability
Tax						
. PIS/COFINS	12,120	(12,120)		18,110	(18,110)	
. CPMF (tax on banking transactions)	8,646	(8,646)		8,646	(8,646)	
. Other	15,665	(25,228)	(9,563)	10,316	(18,274)	(7,958)
	36,431	(45,994)	(9,563)	37,072	(45,030)	(7,958)
Labor	9,805	(58,104)	(48,299)	8,237	(46,405)	(38,168)
Civil		(6,331)	(6,331)		(3,796)	(3,796)
	46,236	(110,429)	(64,193)	45,309	(95,231)	(49,922)

Changes in accrued amount	Company and consolidated			
				2008
	Tax	Labor	Civil	Net Liability
Balance as of December 31, 2007	(7,958)	(38,168)	(3,796)	(49,922)
New litigation additions and adjustments	(3,898)	(13,718)	(3,124)	(20,740)
. Write-offs/reversals	2,293	3,587	589	6,469
Balance as of December 31, 2008	(9,563)	(48,299)	(6,331)	(64,193)

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits for which risk of loss was assessed as "possible", involving the following approximate amounts: tax - R$249,552 (does not include income tax levied through tax notification, see below), labor - R$52,936, and civil - R$39,313. Based on the individual analysis of the lawsuits and the opinion of the Company's legal counsel, Management understands that these lawsuits do not need to be accrued because the likelihood of loss is possible.

Labor

Labor suits relate basically to claims involving overtime hours, hazardous duty premium and health hazard premium.

Income tax and social contribution notification

As disclosed in the Significant Event Notice on August 15, 2007, the Company received a Tax Notification on July 27, 2007 in connection with income tax and social contribution on disinvestments made by the Company in 2003. This Tax Notification amounts to approximately R$870,000, including principal, fine and interest. The updated amount is approximately R$1,012,000 as of December 31, 2008.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Through its legal counsel the Company presented a defense within the legal deadline contesting the Tax Notification, which is still at the administrative level. In the opinion of the Company's Management and its legal counsel, the likelihood of loss is considered possible for R$857,000 and remote for approximately R$155,000. No reserve for contingencies was recorded for this litigation.

13. SHAREHOLDERS' EQUITY

a) Capital

Subscribed and paid-in capital of Klabin S.A., represented by shares without par value, is distributed as follows as of December 31, 2008:

	Number of shares	
	2008	2007
Common shares	316,827,563	316,827,563
Preferred shares	600,855,733	600,855,733
	917,683,296	**917,683,296**

Preferred shares without voting rights take priority over common shares, in case the Company to be liquidated, and receive dividends 10% above those allocated for common shares.

b) Treasury shares

As of December 31, 2008, the Company held 16,907,900 (15,000,000 in 2007) preferred shares in treasury. The purpose of these treasury shares is the investment of available funds. The average price of this class of shares traded on the São Paulo Stock Exchange is R$3.34 as of December 30, 2008.

c) Reserves

i) Bylaws reserve

Comprised of a variable portion of net income adjusted as provided by law from 5% to 75% of net income as provided for in the Company's bylaws for the purpose of guaranteeing funds for investment in property, plant and equipment and to reinforce working capital.

ii) Revaluation reserve

As permitted under CVM Instruction 197/93, the Company decided not to follow the provisions established in articles 1 and 2 of CVM Instruction 189/92 (income tax and social contribution on revaluation reserve).

d) Dividends

The payment of interim dividends based on the balance sheet as of June 30, 2008 in the amount of R$116,995, comprising R$121.71 per one thousand registered common shares (ON) and R$133.88 per one thousand registered preferred shares (PN), was approved for October 2008 in an Extraordinary Meeting of the Board of Directors held on August 27, 2008.

As a result of the net loss reported in 2008, these dividends are being appropriated against the profit reserves recognized in prior years.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

14. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated	
	2008	2007	2008	2007
Reserve for contingencies	(20,740)	(5,499)	(20,740)	(5,499)
Provision for health care plan	(4,748)	(150)	(4,748)	(150)
Gain on change in equity interest	48,952		48,952	
Other	(5,671)	8,675	(4,218)	(1,498)
	17,793	3,026	19,246	(7,147)

15. FINANCIAL INCOME (EXPENSES)

Financial income (expenses)	Consolidated	
	2008	2007
Financial income		
. Income from short-term investments	213,672	211,446
. Derivatives (NDF)	(58,114)	65,075
. Other	54,949	15,974
	210,507	292,495
Financial expenses		
. Interest and inflation adjustment on financing	(384,178)	(183,719)
. Other	(57,523)	(59,273)
	(441,701)	(242,992)
Exchange loss	(769,979)	355,543
Exchange gain	95,965	(54,144)
	(674,014)	301,399
Financial income (expenses), net	**(905,208)**	**350,902**

16. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

a) Risk Management

The Company and its subsidiaries conduct transactions with financial instruments that are intended to meet their operational needs and reduce exposure to financial risks, mainly, credit, currency, and interest rate risks, all of which are recorded in balance sheet accounts. Management of these risks is implemented through strategies defined by the Treasury area and approved by the Company's Management in conjunction with control systems and specific limits for positions. Transactions for speculative purposes are not conducted with financial instruments.

The primary market risks that could affect the Company's operations are as follows:

<u>Credit risk and investment of funds</u>

These risks are managed through specific rules for acceptance of customers, credit analysis, and individual limits for exposure by customer. Monitoring of past-due trade bills is carried out in a timely manner. Additionally, there are specific analyses and rules approved by Management for investment in financial institutions and the types of investments offered in financial markets, which seek to invest funds conservatively and safely as shown in note 4.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Currency risk exposure

The Company enters into foreign currency transactions that entail currency risks arising from fluctuations in foreign currencies' rates. Any fluctuation in the exchange rate can increase or reduce these balances. A breakdown of foreign exchange exposure is shown below:

	Consolidated
	2008
Cash and short-term investments	154,700
Trade accounts receivable	236,500
Trade accounts payable	(16,500)
Export prepayments (advances)	(2,963,000)
Net exposure	**(2,588,300)**

Balances by maturity for this net exposure are as follows:

Year	2009	2010	2011	2012	2013	2014	2015 and thereafter	Total
Amount	290,570	(252,389)	(397,279)	(612,277)	(691,733)	(397,279)	(527,913)	(2,588,300)

The Company has not entered into derivative contracts to hedge against long-term currency exposure. However, in order to hedge against this net liability exposure, the Company has a plan for projected exports sales of US$500 million annually that, if realized, would result in receipts that exceed the flow of payments for the respective liabilities, thus offsetting the effect of this currency exposure in the future.

Due to the U.S. dollar's intense volatility, this currency exposure had an adverse impact on financial income (expenses) for 2008 of R$674,014, which was recognized in financial income (expenses).

Interest rate risk

The Company has working capital loans and short-term investments linked to changes in the interbank deposit rate (CDI) and which expose these assets and liabilities to fluctuations in interest rates as shown in the interest sensitivity schedule shown below. The Company does not have swap or hedge derivative contracts to hedge against this risk. Notwithstanding, market interest rates are constantly monitored for the purpose of evaluating the need to hedge against the risk of volatility in these rates. The Company understands that the high cost associated with entering into transactions at fixed interest rates in the Brazilian macroeconomic scenario justifies its option for floating rates.

b) Financial instruments

Following criteria established in CPC 14 - Financial Instruments: "Recognition, Measurement, and Disclosure (Phase I)", the Company's main financial instruments are classified as follows:

- **Loans and receivables**

  Financial instruments included in this group comprise balances from normal transactions such as accounts receivable, trade accounts payable, accounts and taxes payable, as well as loans. All of them are recognized at their nominal value plus, when applicable, charges and contractual interest, expenses and income from which are recognized in income (loss) for the year.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

- **Financial assets measured at fair value through income (loss)**

  The Company understands and classifies in this group of financial instruments its cash and cash equivalents and derivatives (NDF) that are recognized at their fair value as of the financial statement dates. Fluctuations are recognized in income (loss) for the year.

- **Available-for-sale financial assets**

  The Company classified its short-term investments (mainly CDBs) and securities that comprise National Treasury Bills (LFT) (note 4) as financial assets available for sale, because they could be negotiated in the future; they are recorded at amortized cost (with effect on income) and then adjusted to their fair value. Due to the liquidity of this asset, its fair value is close to amortized cost and no effect is generated on the Company's shareholders' equity.

Derivatives (NDF)

The Company has used some simple, unleveraged financial instruments to manage short-term currency risks to cover the net exposure of foreign currency commitments and receivables through the beginning of 2009 (as previously mentioned), represented by contracts for sale of future dollars (Non-deliverable Forward - NDF), amounts for which totaled US$55,000 thousand as of December 31, 2008 (notional amount). Cash disbursements or receipts are made on the contract maturity date. There are no margin call clauses (early payment) in the case of significant foreign currency volatility. Notional contract amounts, maturities, and respective average contracted rates are as follows:

Maturities	Counterpart	Average spot dollar rate at maturity	Notional amount in US$ thousand
January 2009	Brazilian banks	1.64	35,000
February 2009	Brazilian banks	1.70	20,000

These transactions generated a negative effect on financial income (expenses) for 2008 of approximately R$58,000, R$37,700 of which is still outstanding and will be settled in 2009. This balance is stated at its fair value and discounted to its present value as of December 31, 2008.

Sensitivity analysis

In order to comply with CVM Instruction 475/08, the Company presents below a sensitivity schedule for currency and interest rate risks to which the Company is exposed considering that any effects would impact income (loss) for 2009 using as a basis exposures presented as of December 31, 2008.

Derivatives (NDFs)

No sensitivity analysis is presented for derivative financial instruments (NDFs) since the contracts above had already been settled as of the date of this publication, and no new derivatives have been contracted.

Currency exposure

The Company has assets and liabilities linked to foreign currency in the balance sheet as of December 31, 2008 and for sensitivity analysis purposes adopted as the probable scenario the market rate in effect at the time these statements were prepared. A 25% increment to this rate was used for the possible scenario and a 50% increment was used for the remote scenario. Accordingly, the schedule below simulates the effects of currency fluctuations on income (loss) for 2009.

It is important to note in the maturity schedule above that financing will not for the most part mature in 2009. Therefore, exchange fluctuations will not have an effect on cash in that year. Oppositely, the Company's exports should already be affected by this exchange fluctuation during the year.

		Balance in 2008	Probable scenario		Possible scenario		Remote scenario	
		US$ 000	Rate	Effect on income (loss)	Rate	Effect on income (loss)	Rate	Effect on income (loss)
Assets								
Short-term investments	US$	66,200	2.40	4,200	3.00	43,900	3.60	83,600
Trade accounts receivable	US$	101,200	2.40	6,400	3.00	67,100	3.60	127,800
Liabilities								
Trade accounts payable	US$	7,000	2.40	(400)	3.00	(4,600)	3.60	(8,800)
Loans and financing	US$	1,267,900	2.40	(79,900)	3.00	(840,600)	3.60	(1,601,400)
Total effect on net income in 2009				**(69,700)**		**(734,200)**		**(1,398,800)**

The sensitivity analysis of exchange fluctuations is being calculated in relation to net currency exposure (basically advances on export contracts), and the effects of these scenarios were not considered in relation to export sales, which as mentioned previously tend to cover any possible future exchange loss.

Interest rate exposure

Short-term investments and loans and financing, except those linked to the TJLP (long-term interest rate) and those contracted in a foreign currency, are linked to future interest rates. For sensitivity analysis purposes, the Company used the same rate for Selic and the CDI, given their proximity at the publication date.

		Balance in 2008	Probable scenario		Possible scenario		Remote scenario	
			Rate	Effect on income (loss)	Rate	Effect on income (loss)	Rate	Effect on income (loss)
Short-term investments								
CDBs	CDI	1,129,547	11.5%	129,898	14.4%	162,372	17.3%	194,847
LFTs	Selic Interest	407,521	11.5%	46,865	14.4%	58,581	17.3%	70,297
Loans and financing								
Export credit	CDI	338,024	11.5%	(38,873)	14.4%	(48,591)	17.3%	(58,309)
Working capital	CDI	134,210	11.5%	(15,434)	14.4%	(19,293)	17.3%	(23,151)
BNDES	TJLP	1,974,790	6.25%	(123,424)	7.8%	(154,280)	9.4%	(185,137)
Total effect on net income in 2009				**(968)**		**(1,211)**		**(1,453)**

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

17. INSURANCE

Due to the nature of its business activities, the distribution of forests in various distinct areas and preventive measures taken in relation to fire prevention and other risks, the Company adopts a policy of not taking out insurance for forests. It does, however, contract insurance for inventories, property, plant and equipment items subject to risk in amounts considered sufficient to cover possible losses considering the concept of possible maximum loss, which is the maximum possible destruction in a single event.

As of December 31, 2008, Klabin S.A. and subsidiaries have fire insurance for inventories, property, plant and equipment, and contractual and judicial guarantees in the amount of R$1,566,805.

18. EMPLOYEE BENEFITS AND PENSION PLAN

Klabin S.A. and its subsidiaries provide life insurance, health care plan and pension plan to their employees. Recognition of these benefits follows the accrual basis accounting and granting of these benefits ends when employment is terminated.

Pension plan

The Klabin - "Plano Prever" pension plan is administered by Unibanco Seguros & Previdência and was implemented in 1986 as a defined benefit plan. In 1998, the plan was restructured and this resulted in it being converted to a defined contribution plan.

In November 2001, a new pension plan was created named *Plano de Aposentadoria Complementar Klabin - PACK* also administered by Unibanco Seguros & Previdência and structured as a plan similar to a life insurance (*Plano Gerador de Benefícios Livres - PGBL*).

Participants in the "Plano Prever" were given the option of migrating to the new plan. No responsibility in relation to minimum guaranteed benefits for participants that retire is assumed by Klabin S.A. or its subsidiaries.

During 2008, Klabin S.A. and its subsidiaries contributed R$3,673 to plans (R$4,357 in 2007), which was recognized as an expense in the statement of operations for the year.

The total number of participants in the plan is 1,830 as of December 31, 2008. Of this total, 1,803 are employees and 27 are retired.

Health care plan

The Company through an agreement entered into with the Pulp and Paper Union of the State of São Paulo assures the upkeep of health care (SEPACO Hospital, primary plan) on a permanent basis for ex-employees who retired up to 2001, as well as for their dependents until they reach adulthood and the spouse for life. No new participants are accepted.

The Company understands that according to Brazilian accounting practices the mentioned health care is a defined benefit plan. As a result, it recognizes a provision for the estimated actuarial liability calculated by an independent actuary, with a total of 1,198 beneficiaries and an amount of R$24,597 (R$19,849 in 2007), in noncurrent liabilities under the caption "Other payables". The actuarial methods used comply with IBRACON Accounting Standard and Procedure 26 dated November 27, 2000, which was approved by CVM Resolution 371/00.

The following economic and biometric assumptions were used: nominal discount rate of 10.25% per year, nominal rate of growth for variable health care costs starting with 11.5% per year in 2009 and reaching 6% per year in 2020, long-term inflation of 4.5% per year, and biometric mortality table RP 2000. The amount recognized as an expense in 2008 was R$6,821.

Klabin S.A.
CNPJ (National Register of Legal Entities) No. 89.637.490/0001-45
Publicly-traded corporation

BOARD OF DIRECTORS

Chairman
Miguel Lafer

Board Members
Miguel Lafer
Armando Klabin
Celso Lafer
Daniel Miguel Klabin
Israel Klabin
Lilia Klabin Levine
Paulo Sérgio Coutinho Galvão Filho
Pedro Franco Piva
Roberto Luiz Leme Klabin
Olavo Egydio Monteiro de Carvalho
Rui Manuel de Medeiros D'Espiney Patrício
Vera Lafer

SUPERVISORY BOARD

Adolpho Gonçalves Nogueira
Antonio Marcos Vieira Santos
João Alfredo Dias Lins
Luíz Eduardo Pereira de Carvalho
Wolfgang Eberhard Rohrbach

COMPANY OFFICERS

Reinoldo Poernbacher	General Director
Antonio Sergio Alfano	Director of Planning and Control and acting Director of Finance and Investor Relations
Paulo Roberto Petterle	Chief Operations Officer
Francisco Cezar Razzolini	Director for Projects, Industrial Technology, and Supplies

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Pedro Guilherme Zan	Angel Alvarez Núñez
Controlling	Accounting
CRC-1SP 168.918/O-9	TC - CRC-1SP 157.878/O-3

RK0104*.*